March 30, 2017

Canabo Opens Clinic in London, Ontario and Announces Plans to Release its First Observational Research Study

March 30, 2017 – London, Ontario – Canabo Medical Inc. (TSX-V:CMM) (OTCQB:CAMDF) (“Canabo” or the “Company”) is pleased to announce it has opened its 15th clinic in London, Ontario. The London clinic is located at 130 Thompson Road.

Canabo is also pleased to announce that Dr. Neil Smith, Executive Chairman will be presenting results from the Company’s Observational Study at the Canadian Consortium for the Investigation of Cannabinoids (CCIC) “Cannabinoids in Clinical Practice” event April 6-7, 2017 in Toronto. The research to be presented will focus on observations of benzodiazepine use among Canabo patients. The Company currently tracks over 1,500 patients who started medical cannabinoids while on benzodiazepines.

Dr. Smith stated, “We consider the release of this first research report a milestone not just for Canabo but for the medical cannabis industry as a whole. We anticipate that the results of our first study will be significant within the medical community as a large number of patients under our treatments completely eliminated benzodiazepines from their medication regime.”

The study co-author team includes:

Dr. Andrew Davis, PhD

Dr. Andrew Davis received his Ph.D. and M.A. in Economics from the University of Rochester, where he also held both a Sproull Fellowship and a Lionel McKenzie Fellowship, and a B.Sc. from Memorial University of Newfoundland. Dr. Davis has regularly presented research at a variety of seminars and conferences including the Canadian Economics Association, of which he is a member, and is most recently published in Economic Modelling.

Dr. Danial Schecter, MD, CCFP

Dr. Schecter is co-founder of the Cannabinoid Medical Clinic (CMClinic) and a practicing family physician. As a recognized medical expert in the field of prescription cannabinoids and medical marijuana, Dr. Schecter has given numerous presentations to fellow physicians and developed educational programs on this subject.

Dr. Michael Verbora, MBA, MD, CCFP

Dr. Michael Verbora earned his medical degree at the University of Western Ontario and his Master of Business Administration (MBA) from the Odette School of Business. To date Dr. Verbora has completed over two thousand initial consultations for cannabinoid therapy. He has also presented for the Ontario College of Family Physicians annual Windsor pain conference on cannabinoid therapy. Dr. Verbora is a member of the Canadian Consortium for the Investigation of Cannabinoids (CCIC), Doctors for Responsible Access (DRA) and the Canadian Pain Society (CPS).

Dr. Mark Taylor, MD, FRCS(C), FACS

Dr. Mark Taylor is currently a Professor as well as the Interim Head of the Division of Otolaryngology-Head and Neck Surgery at Dalhousie University. Dr. Taylor has 15 years’ experience as a Head and Neck Surgeon in Halifax in addition to resident education. His practice focuses on Head and Neck Oncology, as well as Facial Plastic and Reconstructive Surgery, in which he is also Board Certified. Dr. Taylor has over 150 peer-reviewed publications to his credit and has a particular interest in research into cannabinoid therapy.

Canabo wholly owns and operates 15 Cannabinoid Medical Clinics, Canada’s most respected and largest referral-only clinics for medical cannabis. Since beginning operations in 2014, Canabo now has clinic locations in Toronto, Barrie, St. Catharine’s, Burlington, Stoney Creek, Ottawa, Hamilton, London, Halifax, St. John’s, Moncton, Kingston, Edmonton, Calgary, and Chilliwack. The company plans to open an additional 7 clinics in 2017.

For further information please contact:
Ms. Madeline Whittaker
Telephone: +1 (902) 334-1700
Email: media@cmclinic.ca
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Canabo

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.’s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company’s ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions that may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo’s business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.